Exhibit 99.1

ENERFLEX LTD. TO REPORT ITS FOURTH QUARTER AND

YEAR-END 2022 RESULTS ON MARCH 1, 2023

NEWS RELEASE

CALGARY, Alberta, February 1, 2023 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”), a premier integrated global provider of energy infrastructure and energy transition solutions, plans to release its financial results and operating highlights for the three months and year ended December 31, 2022, after the market closes on Wednesday, March 1, 2023. The results will be communicated by news release and will be available on the Company’s website at www.enerflex.com and under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, March 2, 2023 at 8:00 a.m. (MST), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI3b2af9006a524ef58f3b0f13f26b24e8. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/38btwgd9.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in more than 100 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, New Zealand, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President &	Senior Vice President &	Vice President,
Chief Executive Officer	Chief Financial Officer	Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953